                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the fiscal year ended DECEMBER 31, 2000

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to
                                -------------      -------------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                            (Full Title of the Plan)

                          -----------------------------

                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                          -----------------------------

                                      INDEX


                                                                            PAGE

Report of Independent Accountants                                             1

Statement of Net Assets Available for Benefits -
         December 31, 2000 and 1999                                           2

Statement of Changes in Net Assets Available for Benefits -
         Year Ended December 31, 2000 and 1999                                3

Notes to Financial Statements                                                 4

Supplemental Schedule

         Schedule I:     Schedule of Assets (Held at End of Year)             8

Signatures                                                                    9

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 8, 2001


                          ALLETE 2000 SRP Form 11-K                            1

                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                            SUPPLEMENTAL RETIREMENT PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands

                                                                                          DECEMBER 31,
                                                                                  2000                   1999
-------------------------------------------------------------------------------------------------------------------
ASSETS

     Investments                                                                $113,960               $107,657

     Participant Contributions Receivable                                            236                      -

     Cash                                                                             84                     33

LIABILITIES

     Accounts Payable                                                                 84                     33

-------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $114,196               $107,657
-------------------------------------------------------------------------------------------------------------------

                          The accompanying notes are an integral part of these statements.



2                         ALLETE 2000 SRP Form 11-K


                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                            SUPPLEMENTAL RETIREMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Thousands

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                  2000                     1999
-------------------------------------------------------------------------------------------------------------------
ADDITIONS

    INVESTMENT INCOME
      Interest Income                                                            $ 1,430                  $  1,328
      Dividend Income                                                              6,549                     4,552
      Net Appreciation (Depreciation) in
        Fair Value of Investments                                                 (4,794)                    7,386
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,185                    13,266
-------------------------------------------------------------------------------------------------------------------

    CONTRIBUTIONS
      Participant Contributions                                                    7,303                     6,239
      Employer Contributions                                                         186                       148
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,489                     6,387
-------------------------------------------------------------------------------------------------------------------
        Total Additions                                                           10,674                    19,653
-------------------------------------------------------------------------------------------------------------------

DEDUCTIONS

      Transfers to Retirement Plans                                                  478                     1,107
      Benefit Distributions                                                        3,633                     2,625
      Administrative Expenses                                                         24                         9
-------------------------------------------------------------------------------------------------------------------
        Total Deductions                                                           4,135                     3,741
-------------------------------------------------------------------------------------------------------------------

        Net Increases                                                              6,539                    15,912

NET ASSETS AVAILABLE FOR BENEFITS

    Beginning of Year                                                            107,657                    91,745
-------------------------------------------------------------------------------------------------------------------
    End of Year                                                                 $114,196                  $107,657
-------------------------------------------------------------------------------------------------------------------

                          The accompanying notes are an integral part of these statements.



                          ALLETE 2000 SRP Form 11-K                            3

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (SRP) provides benefits for eligible employees of participating affiliated companies: ALLETE, Inc. (ALLETE), Minnesota Power (a business unit of ALLETE), Superior Water, Light and Power Company, Minnesota Power Telecom, Inc., Electric Outlet, Inc. and MP Affiliated Resources, Inc. (collectively, the Companies). The SRP is a contributory defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

      -  PARTICIPANT CONTRIBUTIONS to the SRP consist of the following:

             - FLEXIBLE DOLLAR  CONTRIBUTIONS.  Non-union  participants may make flexible dollar contributions of up to 3 percent of their compensation, subject to a maximum compensation of $170,000 in 2000. The contribution is included in the participant's before-tax account.

             - BEFORE-TAX  CONTRIBUTIONS.  Before-tax  contributions consist  of salary reduction contributions and results sharing contributions. Total before-tax contributions may not exceed $10,500 in 2000, as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code).

               - SALARY  REDUCTION CONTRIBUTIONS. Salary reduction contributions are equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

               - RESULTS  SHARING  CONTRIBUTIONS. Results sharing  contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power Results Sharing Program, would otherwise be paid to the participant.

             - VOLUNTARY   CONTRIBUTIONS   (AFTER-TAX    CONTRIBUTIONS).    Each
               participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

             - ROLLOVERS.   Contributions  by  participants  may  also  be  made
               through rollovers from other qualified plans.

      - EMPLOYER CONTRIBUTIONS to the SRP consist of non-elective contributions equal to 0.75 percent of each union participant's compensation, up to a maximum compensation of $170,000 in 2000. Employer contributions are included in the participant's before-tax account.

VESTING

         All contributions plus actual earnings thereon are fully vested and nonforfeitable.

LOAN PROGRAM

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total before-tax account balances, whichever is less, for terms up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, generally through payroll deductions, principal and interest amounts are redeposited into the participant's SRP accounts.



4                         ALLETE 2000 SRP Form 11-K

PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the various SRP investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to the level of contributions to the SRP for the subsequent year. Funds may be transferred between investment options on a weekly basis with at least 10 days written notice to Minnesota Power's Benefits Accounting and Administration. A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles refer to the fund prospectus.

          - ALLETE COMMON STOCK FUND seeks capital appreciation and current income by investing in the common stock of ALLETE.

         - THE MERIDIAN VALUE FUND seeks long-term growth of capital by investing primarily in a diversified portfolio of publicly traded common stocks of U.S. companies. This fund replaced Heartland Value Fund in 2000.

         - FIDELITY MAGELLAN FUND seeks capital appreciation by investing in securities of domestic, foreign and multinational issuers.

         - VANGUARD INSTITUTIONAL INDEX FUND seeks to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index, which invests in stocks of large U.S. companies.

         - VANGUARD MID-CAP INDEX FUND seeks to match the performance of the Standard & Poor's MidCap 400 Index which is made up of a group of medium-size U.S. companies. This fund replaced the Vanguard Short Term Federal Portfolio in 2000 which was discontinued.

         - THE ARTISAN INTERNATIONAL FUND seeks maximum long-term capital growth by investing in a broadly diversified portfolio of international growth stocks, concentrating on industries or investment themes that present accelerating growth prospects and companies that capitalize on that growth. This fund replaced Templeton Institutional Funds, Inc. Foreign Equity Series in 2000.

         - BLACKROCK FUNDS SMALL CAP GROWTH EQUITY PORTFOLIO seeks long-term capital appreciation by investing in U.S. small capitalization growth companies (market capitalization under $2 billion) which are considered to have above-average earnings growth prospects versus the fund's benchmark, the Russell 2000 Growth Index.

         - THE NICHOLAS-APPLEGATE EMERGING COUNTRIES INSTITUTIONAL FUND seeks maximum long-term capital appreciation by investing primarily in stocks of companies located in countries with emerging securities markets. This fund replaced Templeton Institutional Funds, Inc. Emerging Market Series in 2000.

         - JANUS BALANCED FUND seeks long-term capital growth consistent with preservation of capital and balanced by current income. This fund invests in securities selected primarily for their growth or income potential.

         -   FIXED INCOME  FUND  consists  of  guaranteed  investment  contracts
             (GICs) with  insurance  companies and pooled  investment  contracts
             (PICs) managed by American Express Trust Company. Each participant's account value is determined on a participation-unit basis.

             - GICs are guaranteed by the issuing insurance company and supported by the insurance industry, and not guaranteed by the federal government.

             - AMERICAN EXPRESS TRUST INCOME FUND I is an actively managed, diversified pool of stable value contracts of varying maturity, size and yield. This fund seeks to preserve principal and income while maximizing current income by investing in pooled insurance investment contracts, bank investment contracts and stable value contracts.



                          ALLETE 2000 SRP Form 11-K                            5

         While participants are active employees, they may withdraw money as a loan from their before-tax account. After age 59 1/2, participants may withdraw the full amount of their before-tax account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B. The amount of those transfers totaled $478,000 for 2000 ($1,107,000 for 1999).

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 2000 there were 1,673 participants in the SRP.

ADMINISTRATION

         The SRP is administered for the Companies by the Employee Benefit Plans Committee (Committee). The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802-2093. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and investment managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 2001 the members of the Committee, all employees of ALLETE and/or Minnesota Power, and their respective titles are as follows:

Name                         Title
--------------------------------------------------------------------------------
Robert D. Edwards *          Executive Vice President ALLETE and
                             President and Chief Executive Officer Minnesota
                             Power
David G. Gartzke             Senior Vice President - Finance and
                             Chief Financial Officer ALLETE
Philip R. Halverson          Vice President, General Counsel and Secretary
Brenda J. Flayton            Vice President - Human Resources
Claudia R. Scott Welty       Vice President - Information Technology
Mark A. Schober              Vice President and Controller
Donald J. Shippar            Chief Operating Officer - Minnesota Power
Roger P. Engle               Vice President - Minnesota Power and
                             President and Chief Operating Officer - Superior
                             Water, Light and Power Company
Lori A. Collard              President - Electric Outlet, Inc.
Alan R. Hodnik               General Manager - Thermal Generation Operations
Jeweleon W. Tuominen         Manager - Executive Compensation and Employee
                             Benefits

--------------------------------------------------------------------------------

* Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2 million.


6                         ALLETE 2000 SRP Form 11-K

PLAN TERMINATION

         The Companies reserve the right to reduce, suspend or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distributions will be made in accordance with the terms of the SRP.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The SRP uses the accrual basis of accounting and, accordingly, reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and ALLETE common stock are reported at fair value based on quoted market prices. GIC and PIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest. Participants' loans are reported at estimated fair value which represents outstanding principal and any related accrued interest.

         The  preparation of financial  statements in conformity with accounting
principles   generally  accepted  in  the  United  States  of  America  requires management to:

         - make estimates and assumptions that affect the reported amounts of assets and liabilities;

         -  disclose   contingent liabilities  at  the date  of   the  financial
            statements; and

         - report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

         The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


NOTE 3 - INVESTMENTS

                                                                                 DECEMBER 31,
                                                           --------------------------------------------------------
                                                                    2000                             1999
INVESTMENTS REPRESENTING                                   ----------------------           -----------------------
5 PERCENT OR MORE OF ASSETS                                 SHARES     FAIR VALUE            SHARES     FAIR VALUE
-------------------------------------------------------------------------------------------------------------------
Thousands
American Express Trust Income Fund I                          245        $13,364               134         $6,865
ALLETE Common Stock *                                         943        $23,404               932        $15,795
Fidelity Magellan Fund                                        165        $19,647               154        $21,048
Vanguard Institutional Index Fund                             135        $16,297               129        $17,277
BlackRock Small Cap Growth Equity Portfolio                   453         $9,133               274         $8,980
Janus Balanced Fund                                           545        $11,571               457        $10,682
-------------------------------------------------------------------------------------------------------------------
* Party in Interest

The Plan's assets include guaranteed investment contracts with crediting interest rates ranging from 5.88% to 6.67%. These contracts had an aggregate contract value of $6,910,000 at December 31, 2000 ($12,362,000 at December 31,
1999) and an average yield of 6.66% in 2000 (6.38% in 1999). There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is agreed upon with the issuer upon initiation of the contract.


NOTE 4 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.


                          ALLETE 2000 SRP Form 11-K                            7


                                                                                                         SCHEDULE I

                                      MINNESOTA POWER AND AFFILIATED COMPANIES
                                            SUPPLEMENTAL RETIREMENT PLAN
                                      SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              AS OF DECEMBER 31, 2000
                                                     Thousands
  (a)                     (b)                                            (c)                     (d)         (e)

                                                                                                            FAIR/
                                                                   DESCRIPTION OF                         CONTRACT
                  IDENTITY OF ISSUER                                 INVESTMENT               COST <F1>     VALUE
-------------------------------------------------------------------------------------------------------------------
     GUARANTEED INVESTMENT CONTRACTS
       Monumental Life Insurance Company                      GIC - 6.67% due 2001                         $  2,285
       Protective Life Insurance Company                      GIC - 6.17% due 2001                            2,355
       Continental Assurance Company                          GIC - 5.88% due 2002                            2,270
-------------------------------------------------------------------------------------------------------------------
          Total Guaranteed Investment Contracts                                                               6,910
-------------------------------------------------------------------------------------------------------------------

     POOLED INVESTMENT CONTRACT
       American Express Trust Income Fund I                   PIC - 245 Shares                               13,364
-------------------------------------------------------------------------------------------------------------------
   * ALLETE, INC.                                             Common Stock - 943 Shares                      23,404
-------------------------------------------------------------------------------------------------------------------

     MUTUAL FUND SECURITIES
       Meridian Value Fund                                    Mutual Fund - 173 Shares                        5,041
       Fidelity Magellan Fund                                 Mutual Fund - 165 Shares                       19,647
       Vanguard Institutional Index Fund                      Mutual Fund - 135 Shares                       16,297
       Vanguard Mid-Cap Index Fund                            Mutual Fund - 113 Shares                        1,381
       BlackRock Small Cap Growth Equity Portfolio            Mutual Fund - 453 Shares                        9,133
       Artisan International Fund                             Mutual Fund - 139 Shares                        3,048
       Janus Balanced Fund                                    Mutual Fund - 545 Shares                       11,571
       Nicholas-Applegate Emerging Countries
          Institutional Fund                                  Mutual Fund - 152 Shares                        1,961
-------------------------------------------------------------------------------------------------------------------
          Total Mutual Funds                                                                                 68,079
-------------------------------------------------------------------------------------------------------------------

     MONEY MARKET SECURITIES
       Dreyfus Institutional Government Securities Fund       Money Market -
                                                              Floating Interest Rate with
                                                              No Maturity Date                                    9
-------------------------------------------------------------------------------------------------------------------

   * ALLETE, INC.                                             Loans Receivable from
                                                              Participants - 7% to 10.5%                      2,194
-------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENTS                                                                                     $113,960
-------------------------------------------------------------------------------------------------------------------
*  Party-in-interest


----------------------

<F1> Not required.


8                         ALLETE 2000 SRP Form 11-K

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Minnesota Power and Affiliated Companies
                                           Supplemental Retirement Plan
                                  ----------------------------------------------
                                                  (Name of Plan)


June 13, 2001                 By                    R.D. Edwards
                                  ----------------------------------------------
                                                    R.D. Edwards
                                                      Chairman,
                                          Employee Benefit Plans Committee



                          ALLETE 2000 SRP Form 11-K                            9

                               INDEX TO EXHIBITS



EXHIBIT
-------

     a   -    Consent of Independent Accountants

                                                                       EXHIBIT a



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-26755) of ALLETE, Inc. (formerly Minnesota Power & Light Company) of our report dated June 8, 2001 relating to the financial statements of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 13, 2001